UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Qutoutiao Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

74915J 107 (1)

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, every four of which represents one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 74915J 107

1	Names of Reporting Persons Lei Li
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,125,000 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,125,000 (2)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,125,000 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.0%* (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	Type of Reporting Person (See Instructions) IN

(2)

Represents 7,125,000 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

*

The percentages used in this Schedule 13G are calculated based on a total of 37,022,806 Class A ordinary shares and 34,248,442 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2018.

1	Names of Reporting Persons News List Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,125,000 (3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,125,000 (3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,125,000 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.0%* (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	Type of Reporting Person (See Instructions) CO

(3)

Represents 7,125,000 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

*

The percentages used in this Schedule 13G are calculated based on a total of 37,022,806 Class A ordinary shares and 34,248,442 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2018.

Item 1.

	(a)	Name of Issuer: Qutoutiao Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 11/F, Block 3, XingChuang Technology Center Shen Jiang Road 5005, Pudong New Area, Shanghai, 200120 People’s Republic of China

Item 2.

	(a)	Name of Person Filing: (i) Lei Li; and (ii) News List Ltd., a limited liability company established in the British Virgin Islands.

(b)

Address of Principal Business Office or, if none, Residence:

(i) The address of the principal business office of Lei Li is 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Pudong New Area, Shanghai 200120, People’s Republic of China.

(ii)  The registered address of News List Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

	(c)	Citizenship: (i) Lei Li – People’s Republic of China (ii) News List Ltd. – British Virgin Islands

	(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001 per share

	(e)	CUSIP No.: 74915J 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(2)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Lei Li	7,125,000	10.0%	7,125,000	0	7,125,000	0
News List Ltd.	7,125,000	10.0%	7,125,000	0	7,125,000	0

(1)

As of December 31, 2018, News List Ltd. directly held 7,125,000 of the Issuer’s Class B ordinary shares. News List Ltd. is ultimately wholly-owned by a trust of which Mr. Lei Li and his family are beneficiaries. Accordingly, each of Mr. Li and News List Ltd. may thereby be deemed to beneficially own the 7,125,000 Class B ordinary shares held by News List Ltd. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. Accordingly, each of Mr. Li and News List Ltd. may thereby be deemed to beneficially own 7,125,000 of the Issuer’s Class A ordinary shares.

Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. The Class B ordinary shares beneficially owned by each of Mr. Li and News List Ltd. represent 18.8% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

(2)

Represent 10.0% of Class A ordinary shares (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculated based on a total of 37,022,806 Class A ordinary shares and 34,248,442 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

LEI LI

By:	/s/ Lei Li
Name:	Lei Li

NEWS LIST LTD.

By:	/s/ Lei Li
Name:	Lei Li
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement